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                                     EXHIBIT 99.1


                                   OPTION AGREEMENT


    This is an Option Agreement (the "Agreement") dated as of February 16, 1996, between Guaranty Federal Savings Bank (the "Bank"), a federally chartered savings bank with its principal office in Clarksville, Tennessee, and Peoples First Corporation, a Kentucky corporation (the "PFC").

                                       RECITALS

    A. The authorized capital stock of the Bank consists of 140,000 shares of common stock, of a par value of $1.00 per share ("Bank Common Stock"), of which 114,000 shares are issued and outstanding and 100,000 shares of serial preferred stock, par value $1.00 per share, none of which are issued and outstanding .

    B. To induce PFC to enter into an Acquisition Agreement dated as of the date of this Agreement (the "Acquisition Agreement") providing for the merger of an interim federally charted savings bank to be organized and wholly owned by PFC into the Bank (the "Merger"), the Bank has agreed to grant to PFC an option to purchase 26,000 of the authorized but unissued Shares of the Bank upon the terms and subject to the conditions set forth herein.

                                      ARTICLE I

    1.1 OPTION TO PURCHASE SHARES. The Bank hereby grants to PFC an irrevocable option (the "Option") to purchase 26,000 of the authorized but unissued Shares, which Shares upon issuance shall constitute approximately 18.57% of the issued and outstanding capital stock of the Bank.

    1.2 PAYMENT OF PURCHASE PRICE. The purchase price per Share (the "Purchase Price") on the exercise of the Option shall be $57.8947 per Share payable in cash. PFC shall pay the Purchase Price to the Bank at the Closing upon the exercise of the Option by PFC.

    1.3 EXERCISE OF OPTION. The Option may be exercised by PFC in whole (but not in part) at any time upon and after (but only upon and after) a Purchase Event (as defined below) and prior to the Termination Date provided for herein. If PFC wishes to exercise the Option, PFC shall send a written notice to the Bank specifying the place, date and time (but not earlier than five business days and not later than ninety business days from the date such notice is given) for the closing of such purchase (the "Closing"). As used herein, "Purchase Event" shall mean, other than in connection with the transactions contemplated by the Acquisition Agreement or other than in connection with a transaction to which PFC has given its prior consent, (i) the filing by the Bank or any Person (as defined below) of an application or notice with any other federal or state regulatory agency in which it is proposed that any Person engage in a Third Party Sale (as defined in Section 6.12 of the Acquisition Agreement); (ii) the entering into by the Bank and any Person of an agreement to engage in a Third Party Sale; or (iii) the making, by public announcement or written communication, of a bona fide proposal by any Person to engage in a Third Party Sale. As used in this paragraph, the term "Person" shall include any individual, firm, partnership, corporation or other organization other than PFC or any PFC subsidiary or affiliate.

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    1.4  TERMINATION OF OPTION.  Unless exercised before such time, this Option shall terminate (the "Termination Date") upon the EARLIER of (a) the consummation of the Merger contemplated in the Acquisition Agreement, (b) the termination of the Acquisition Agreement in accordance with the terms thereof before any Purchase Event, unless the Bank has materially breached any of the covenants, representations, or warranties made by the Bank in the Acquisition Agreement, (c) the first business day following the date 6 months after the termination of the Acquisition Agreement in accordance with its terms following the occurrence of a Purchase Event, provided that this Option shall in all events terminate not later than 12 months after the occurrence of a Purchase Event, or (d) 60 days after the date of any meeting of the Bank's shareholders at which a vote to approve the Merger is held and the Merger is not approved by the vote required by applicable law. If, in the case of (c), the Option is otherwise exercisable but cannot be exercised on such date solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the twentieth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

    1.5 ANTI-DILUTION ADJUSTMENT. If the Bank institutes any change in the Common Stock by reason of stock dividends, stock splits, mergers, recapitalization, combinations, conversions, exchanges of shares or the like, the number and kind of Shares subject to this Agreement and the price to be paid for such Shares shall be appropriately adjusted to reflect such changes made in the Common Stock.

    1.6 CLOSING DELIVERIES BY SHAREHOLDER. At the Closing, the Bank shall deliver to PFC certificates representing the number of Shares being issued in the name of PFC.

    1.7 CLOSING DELIVERIES BY PFC. At the Closing, PFC shall deliver to the Bank a certified or cashier's check in an amount equal to the Purchase Price.

    1.8 CONDITIONS TO CLOSING. The respective obligations of each party to effect the Closing shall be subject to the following conditions: (a) all appropriate Federal and State regulatory approvals shall have been obtained and any waiting period (and any extension thereof) applicable to the consummation of the purchase of the Shares under federal and state laws and regulations applicable to financial institutions shall have expired; and (b) no preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction that makes illegal or otherwise prevents consummation of the purchase of the Shares shall have been issued and shall remain in effect.

                                      ARTICLE II

    2.1 INCONSISTENT ACTION. During the term of the Agreement, the Bank will not (a) issue, grant any option with respect to, sell, transfer, pledge, hypothecate or otherwise dispose of or encumber the Shares or make any agreement or commitment to do any of the foregoing, other than upon exercise of the Option, or (b) take any action that would have the effect of preventing or disabling the Bank from fully performing the Bank obligations under this Agreement.

                                     ARTICLE III

    3.1 THE BANK REPRESENTATIONS. The Bank represents and warrants that upon exercise of the Option, PFC will receive good, valid and marketable title to the Shares, free and clear of all liabilities, claims, liens, options, proxies, charges and encumbrances of any kind whatsoever and when issued such Shares will be duly authorized, validly issued, fully paid and nonassessable. The Bank represents and warrants that, subject to applicable regulatory approvals, (a) it has full power and authority to enter into this Agreement, (b) this Agreement has been unanimously approved by its Board of Directors, (c) all


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required corporate actions have been taken to enable the Shares to be validly issued to PFC upon exercise of the Option, and (d) this Agreement is the valid and binding obligation of the Bank, enforceable in accordance with its terms. The Bank represents and warrants that the execution of this Agreement is, and the issuance of Shares pursuant to the Option shall be, in compliance in all material respects with all relevant federal and state securities laws.

    3.2 PFC REPRESENTATIONS. PFC represents and agrees that, upon exercise of the Option, the Shares will be acquired for its own account for investment only and not with a view to resale or distribution of any part thereof. PFC represents that it has received all information material to its decision to enter into this Option and has had the opportunity to ask questions of and receive answers from the Bank with respect to its investment. There is currently no market for the sale of the Shares and it is not anticipated that such a market will develop and PFC may not be able to sell or dispose of the Shares. PFC understands that the Shares may not be registered or qualified for sale under the Securities Act of 1933, as amended (the "Act"), or any state securities or blue sky laws, in reliance upon certain exemptions from registration and qualification thereunder, and that PFC has no right to require the Bank to register the Shares under the Act or any such state laws. PFC acknowledges that the Bank's reliance on such exemptions is based upon its representations and agreements set forth herein. PFC acknowledges that the Shares may not be sold by it except pursuant to an effective registration statement under the Act or an exemption from registration thereunder, and that an opinion of counsel satisfactory to the Bank may be required as a condition of any such sale. PFC consents to the placement of a legend on the certificate(s) evidencing the Shares referring to their issuance in an exempt transaction and setting forth such restrictions on resale. The Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation. As a condition to PFC's exercise of this Option, the Bank may require PFC to make any representation and warranty to the Bank as may be required by any applicable law or regulation.

                                      ARTICLE IV

    4.1 INDEMNIFICATION BY THE BANK. The Bank shall indemnify PFC and its affiliates (including PFC after the Closing) (the "Indemnitees") from and against all losses, liabilities, claims, damages, costs, expenses and fees including all reasonable attorneys' fees and court costs (the "Damages") incurred by any Indemnitees resulting from or relating to (a) the breach of any representation or warranty of the Bank contained in this Agreement if any Shares are purchased by PFC pursuant to this Agreement, or (b) any breach or failure by the Bank to perform or comply with any agreement or covenant under this agreement.

    4.2 EFFECT OF INVESTIGATION. Any investigation or due diligence review undertaken by PFC or any other information acquired by PFC with respect to the Bank or otherwise, shall not modify, limit or in any way release or waive the representations or warranties made by the Bank in Section 3.1 other than the last sentence thereof.

    4.3 INDEMNIFICATION BY PFC. PFC shall indemnify the Bank from and against all Damages incurred by the Bank resulting from or relating to any breach or failure by PFC to perform or comply with any agreement or covenant under this Agreement.

                                      ARTICLE V

    5.1 EXPENSES. Each party shall pay its own expenses incurred in connection with this Agreement.


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    5.2  SUCCESSORS.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, representatives, successors and assigns.

    5.3 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

    5.4 ASSIGNMENTS. This Agreement may not be assigned by the Bank, but may be assigned by PFC to any wholly owned affiliate of PFC.

    5.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

    5.6 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by actual delivery, overnight courier, by cable, facsimile transmission, telegram or telex, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

                   If to PFC:

                   Peoples First Corporation
                   100 South 4th Street
                   P.O. Box 2200
                   Paducah, Kentucky  42002-2200
                   Attn:  Aubrey W. Lippert, Chairman

                   with a copy to:

                   Brown, Todd & Heyburn PLLC
                   3200 Providian Center
                   Louisville, Kentucky  40202-3363
                   Attn:  R. James Straus
                           David L. Beckman, Jr.

                   If to Bank:

                   Guaranty Federal Savings Bank
                   502 Madison Street
                   Clarksville, Tennessee  37042
                   Attn:  R. Keith Bennett, Chief Executive Officer

                   with a copy to:

                   Bass, Berry & Sims
                   2700 First American Center
                   Nashville, Tennessee 37238-2700
                   Attn: Bob F. Thompson


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    5.7  GOVERNING LAW.  Except to the extent federal law controls, this
Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Kentucky, without regard to its conflicts of law principles.

    5.8 SEVERABILITY. The invalidity or unenforcibility of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

    5.9 REMEDIES. The Bank acknowledges that performance of the Bank's obligations pursuant to this Agreement is of vital importance to PFC and that damages are an inadequate remedy for breach of the Bank's obligations represented hereby, and accordingly, the Bank agrees that an appropriate, but not exclusive, remedy for failure to fulfill such obligations is that of specific performance.

    5.10 FURTHER ASSURANCES. From time to time at or after the Closing, at PFC's request and without further consideration, the Bank shall execute and deliver to PFC such documents and take such action as PFC may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in PFC good, valid and marketable title to the Shares.

    IN WITNESS WHEREOF, PFC and the Bank have caused this Agreement to be duly executed as of the day and year first above written.



                                            PEOPLES FIRST CORPORATION


                                            By
                                               -------------------------------
                                               Aubrey W. Lippert, Chairman



                                            GUARANTY FEDERAL SAVINGS BANK



                                            By
                                               -------------------------------
                                               R. Keith Bennett, Chief
                                               Executive Officer


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